SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           First Avenue Networks, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    31865X106
                                 (CUSIP Number)


                              Kathryn Sanders, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                        13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Partners Series A, a series of Aspen Capital Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118716
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         12,856,919
     ---------------------------------------------------------------------------
     9   SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10  SHARED DISPOSITIVE POWER

         12,856,919
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,856,919
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                        13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118715
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         12,856,919
     ---------------------------------------------------------------------------
     9   SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10  SHARED DISPOSITIVE POWER

         12,856,919
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,856,919
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                        13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Advisors LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118717
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         22,396,359
     ---------------------------------------------------------------------------
     9   SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10  SHARED DISPOSITIVE POWER

         14,525,839
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,396,359
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                        13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Nikos Hecht

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         22,396,359
     ---------------------------------------------------------------------------
     9   SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10  SHARED DISPOSITIVE POWER

         14,525,839
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,396,359
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                        13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     EnterAspen Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         8,302,186
     ---------------------------------------------------------------------------
     9   SOLE DISPOSITIVE POWER

         7,870,520
     ---------------------------------------------------------------------------
     10  SHARED DISPOSITIVE POWER

         431,666
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,302,186
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                        13D

The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP, Aspen Capital LLC, Aspen Advisors LLC, and Nikos Hecht with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"), and amended by Amendment No. 1 dated March 4, 2004, Amendment No. 2 dated July 8, 2004, Amendment No. 3 dated November 8, 2004 and Amendment No. 4 dated December 16, 2004, as further amended by Amendment No. 5 dated January 19, 2005 filed by the Reporting Persons and Teligent, Inc. ("Teligent"), Amendment No. 6 dated February 25, 2005, Amendment No. 7 dated February 25, 2005 and Amendment No. 8 dated May 14, 2006 is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 9) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.

Item 2.  Identity and Background

The information set forth under parts a-c of this item are hereby amended and restated in their entirety as follows:

         This Statement is being filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), EnterAspen Limited ("EnterAspen"), and Nikos Hecht (each a "Reporting Person", and, collectively "Reporting Persons"). The business address and principal office of Aspen Advisors are 152 West 57th Street, New York, NY, 10019. The business address and principal office of EnterAspen are Scotiabank Building, 6 Cardinall Avenue, P.O. Box 501GT, Cayman Islands. The business address and principal office of each of the other Reporting Persons are c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

         Aspen Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Aspen Capital is a Delaware limited liability company, the business of which is acting as the general partner of Aspen Partners. Aspen Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Aspen Partners, and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands exempted company. Mr. Hecht is the managing member of Aspen Advisors and is engaged, through Aspen Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

         As the managing member and owner of a majority of the membership interest in Aspen Advisors and Aspen Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors and Aspen Capital and, through Aspen Capital, Aspen Partners.

CUSIP NO.  31865X106                        13D

         The other executive officer of Aspen Advisors is Ms. Sharlene Louie, who serves as the Chief Financial Officer of Aspen Advisors. Ms. Louie's business address is c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

Item 5.  Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

(a), (b) As of the date of this Schedule 13D (Amendment No. 9), Aspen
         Partners is the beneficial owner of 12,856,919 shares of the Company's Common Stock, constituting approximately 19.7% of the outstanding shares of Common Stock, based on 65,249,850 shares of Common Stock outstanding as of May 12, 2006, as set forth in the Merger Agreement. Of the 12,856,919 shares of Company Common Stock beneficially owned by Aspen Partners, 1,672,140 shares were issued upon the exercise by Aspen Partners, on May 11, 2006, of warrants held by it. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Each of Aspen Partners, Aspen Capital, Aspen Advisors and Nikos Hecht share voting power and dispositive power with respect to the 12,856,919 shares of Company Common Stock beneficially owned by Aspen Partners. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 9), Aspen Advisors is the beneficial owner of 22,396,359 shares of the Company's Common Stock, constituting approximately 34.3% of the outstanding shares of Common Stock, based on 65,249,850 shares of Common Stock outstanding as of May 12, 2006, as set forth in the Merger Agreement. Of the 22,396,359 shares beneficially owned by Aspen Advisors (i) 12,856,919 shares are held by Aspen Partners, and (ii) 9,539,440 shares are beneficially owned by private client accounts of Aspen Advisors, including EnterAspen. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has (i) voting authority over the Company Common Stock held by Aspen Partners and the private clients and
         (ii) dispositive authority over (A) all shares of Company Common Stock held by Aspen Partners and the private clients (excluding EnterAspen) and (B) 431,666 shares of Company Common Stock held by EnterAspen. Mr. Hecht is the managing member of Aspen Advisors and Aspen Capital, the general partner of Aspen Partners. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Aspen Partners and the private clients of Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 9), EnterAspen is the beneficial owner of 8,302,186 shares of the Company's Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock, based on 65,249,850 shares of Common Stock outstanding as of May 12, 2006, as set forth in the Merger Agreement. EnterAspen has sole

CUSIP NO.  31865X106                        13D

         dispositive authority with respect to 7,870,520 shares of Company Common Stock but otherwise shares dispositive authority with respect to the remaining 431,666 shares beneficially owned by it with Aspen Advisors. EnterAspen shares voting authority with respect to the 8,302,186 shares of Company Common Stock beneficially owned by it with Aspen Advisors. Aspen Advisors, as the investment manager for EnterAspen, may be deemed to share beneficial ownership of all such shares. Mr. Hecht is the managing member of Aspen Advisors and Aspen Capital, the general partner of Aspen Partners. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Company Common Stock held by EnterAspen.

(c) Effective on the date of this Schedule 13D (Amendment No. 9), Aspen Advisors and EnterAspen terminated EnterAspen's interest in an affiliated fund of Aspen Advisors and, in connection therewith, distributed cash and EnterAspen's pro rata share of Company Common Stock to EnterAspen. A total of 2,159,709 shares of Company Common Stock were received by EnterAspen in this distribution and placed in a subaccount of EnterAspen. EnterAspen maintains sole dispositive control over the shares of Company Common Stock in this subaccount. Aspen Advisors continues to share voting authority with respect to such shares with EnterAspen.

Except as set forth in Item 5(a) and 5(c), during the 60 days preceding the filing of this Schedule 13D (Amendment No. 9), none of the Reporting Persons and, to their knowledge, none of the executive officers and directors of the Reporting Persons, has engaged in any transactions in Company Common Stock.

(d) The various private accounts of which Aspen Advisors serves as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Company Common Stock. Except with respect to EnterAspen, no such interest beneficially owned by any private account relates to more than 5% of Company Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

The information set forth under this item is hereby amended to include, at the end of the last paragraph contained therein, the following:

         Pursuant to an arrangement involving EnterAspen and Aspen Advisors, EnterAspen, effective on the date of this Schedule 13D (Amendment No. 9), segregated 5,710,811 shares of Company Common Stock into a separate subaccount. As with the Company Common Stock identified in Item 5(c) above, EnterAspen maintains sole dispositive control over the shares of Company Common Stock in this subaccount while Aspen Advisors continues to share voting authority with respect to such shares with EnterAspen.

CUSIP NO.  31865X106                        13D


         In connection with the transactions identified in this Item 6 and in
Item 5(c) above, EnterAspen and the Company entered into a Lock-Up Agreement pursuant to which EnterAspen agreed to be subject to certain restrictions on its ability to resell its shares of Common Stock of the Company. A copy of this Lock-Up Agreement is filed as Exhibit 7.04 to this Statement and is hereby incorporated by reference to this Item 6.


Item 7.  Material to be Filed as Exhibits

         EXHIBIT 7.04
         ------------

         Lock-Up Agreement dated June 19, 2006 by and among EnterAspen, the Company and FiberTower Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006


                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       ASPEN CAPITAL LLC

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       ASPEN ADVISORS LLC

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht


                                       ENTERASPEN LIMITED

                                       By: ASPEN ADVISORS LLC
                                           Its Attorney-in-Fact

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member